Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

September 26, 2016	NR 16-12

Alianza Minerals Financing Fully Subscribed

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) announces that the financing announced on September 22, 2016 has been increased to $300,000, from $250,000, and is fully subscribed. Alianza will now proceed to close the financing and file for approval with the TSX Venture Exchange.

Jason Weber, BSc, P. Geo, Director and CEO of Alianza commented that “We are very happy to have the support of our shareholders and are working diligently to advance our exploration projects in Peru, Nevada and Yukon Territory with a focus on engaging new partners on some of these very prospective gold, silver and copper projects.”

Under the terms of the financing Alianza will sell 2,400,000 units at $0.125 per unit, where each unit is comprised of one common share and a half non-transferable common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share for a period of 3 years at a price of $0.20.  Securities issued in this offering will have a four month hold period. Certain current shareholders and insiders may be participating in this offering. Finder’s fees may also be paid on portions of this offering.

These funds will be used to continue the execution of the Company’s business model. This includes reconnaissance exploration of recently staked properties in Peru and additional work at existing projects in Nevada and Yukon.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 25.9 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.